cm

06050567

SECURI[illegible] ON

Washington, D.C. 20549

MAR 0 1 2006

RECEIVED PROCESSING SECTION 213

K1 9/20

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 66306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torsiello Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos 404-303-8840 ext 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
SEP 2 8 2006
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torsiello Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
FULTON COUNTY, GA
NOTARY PUBLIC

Signature

finop

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORSIELLO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 62,591	
Due from clients	22,427	
Property and equipment, net	32,327	
Deposit	82	
TOTAL ASSETS		$ 117,427

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 33,865	
Deferred tax liability	4,340	
TOTAL LIABILITIES		38,205
STOCKHOLDERS' EQUITY		
Common stock, no par value; 1,500 shares authorized; 120 shares issued and outstanding	30,000	
Additional paid-in capital	46,803	
Retained earnings	2,419	
TOTAL STOCKHOLDERS' EQUITY		79,222
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 117,427

The accompanying notes are an integral part of these financial statements.